Filed by Lennar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CalAtlantic Group, Inc.

Commission File No.: 001-10959

The following conference call was held with the public on October 30, 2017.

LENNAR CORPORATION

Moderator: Grace Santaella

October 30, 2017

11:00 am EST

Coordinator:	Welcome to Lennar’s conference call. At this time, all participants are in listen-only mode. After the presentation, we will conduct a question and answer session. Today’s conference is being recorded. If you have any objections, you may disconnect at this time.

I will now turn the call over to David Collins for the reading of the forward-looking statement.

David Collins:	Thank you and good morning, everyone. Today’s conference call may include forward-looking statements, including statements regarding Lennar’s business, financial condition, results of operations, cash flows, and the transaction that was announced this morning. Forward-looking statements represent only Lennar’s developments on the date of this conference call and are not intended to give any assurance as to actual future results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risk and uncertainties.

Many factors could affect future results and may cause Lennar’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described in this morning’s press release and our SEC filings, including those under the caption risk factors contained in Lennar’s annual report on Form 10-K most recently filed with the SEC. Please note that Lennar assumes no obligation to update any forward-looking statements.

Coordinator:	I would like to introduce your host, Mr. Stuart Miller, CEO. Sir, you may begin.

Stuart Miller:	Okay, great and thank you, David. This morning, I’m here with Rick Beckwitt, our President, Bruce Gross, our Chief Financial Officer, Diane Bessette, our Vice President & Treasurer, and, of course, David Collins who you’ve just heard from, Jon Jaffe, our Chief Operating Officer is joining and will be presenting from California.

I’m going to start with a brief overview and give some perspective on the strategic combination that we’ve announced today, and then I’m going to let the team whose worked so tirelessly to bring this deal together, walkthrough the transaction for you and then we’ll have the Q&A period. And as typical with us in our Q&A period, we’d like to ask that you limit your question to one question and one follow up so that we can accommodate as many as possible.

So let me go ahead and begin by saying that we’re very pleased to talk to you about the strategic combination with CalAtlantic that we’ve announced this morning. We simply couldn’t be more pleased work with the quality of people that make up the Executive Management at CalAtlantic and we look forward to getting to know the rest of the team as well.

Putting this transaction in perspective, overall, we have been saying for some time that we continue to see strength in the housing market. We see new orders, home deliveries, and margins continue to be in line with or above our expectation. There continues to be a general sense of optimism in the market as jobs are being created across the country and wages are generally moving higher, GDP growth is reported at 3% for the last two quarters and is expected to be at that same level for the third.

The often discussed labor shortage in many sectors of the economy is translating into wage growth and while much of the data doesn’t reflect significant wage growth, customers are reflecting to us an ability to afford to purchase. There continues to be a general sentiment that the business environment is positive and that the government’s pro business stance will result in job security and possibly some tax relief as well. There’s a general sense of optimism in the market and we share that optimism.

Against that backdrop, the Lennar team has been very strategic in the way that we have navigated the economic and housing recovery. We’ve aggressively purchased land when land was inexpensive and we use the strength of our balance sheet to grow our business aggressively.

As land became more expensive and more scarce, we began a soft pivot away from large land purchases and we dial back our growth rate to a stated 7% to 10%. We’ve highlighted that we sought to maximize bottom line out of well-positioned, better located communities that we owned rather than replace them with harder to find properties in lesser locations. We have remained steadfast in this strategy and have highlighted that we would use a strong balance sheet to see strategic opportunities where they made sense and we’ve done exactly that.

Our WCI transaction this past year fit exactly the strategy. It was a perfect fit for us and that it was an excellent company with excellent assets located in markets that we know very well with product lines that we know as well, and the diligence, and the purchase, and the integration have gone seamlessly.

Today, we announced the strategic combination with CalAtlantic that fits exactly the same mold. We have positioned our company and our balance sheet to execute and perform on what is decidedly a larger transaction. But the concept is the same, across the country, these are the markets that we know well, these are the product lines that we know well. Our diligence has been across the street and product for product.

The scale that we will achieve and leverage with this strategic combination as a top three builder in 24 out of the top 30 markets in the country is about concentrated scale which enables the highest levels of efficiency, and effectiveness.

We have talked repeatedly about our focus as a company on building a better mousetrap. This combination with great assets, great product, and great people, and concentration in the best markets in the country furthers our objective of building a better platform to enhance shareholder value and returns. This is a large transaction and many have asked the question about the virtue of large scale combinations.

Well, we simply have the best management team in the industry. CalAtlantic adds its assets, its product, and its people to that equation, and the concentration enables us to be at our very best. Watch us execute as we have consistently in the past. This combination is right down the fairway for our company and I’ll now let the management team walkthrough the transaction in detail, Rick?

Richard Beckwitt:	Thanks, Stuart. I’d like to start by walking through the transaction from an overview standpoint, and for those of you that are looking at the presentation that’s on line, I’ll be starting with page two of the presentation. This is a strategic business combination involving 100% of the CalAtlantic common stock. There will be a fixed exchange ratio of 0.885 share of Lennar class A common stock issued for each CalAtlantic share.

In addition to that, there will be a cash election for the shares. About 20% of the shares that is at a price of $48.26 that each shareholder will have the opportunity to elect cash in the deal. MatlinPatterson who’s the 25% shareholder of CalAtlantic has agreed to back stop the cash election to the extent that there aren’t shareholders that use cash as oppose to stock. If more than 20% of the shareholders choose cash, shareholders will be prorated back accordingly.

Post value of the transaction is $9.3 billion which includes net debt of about $3.6 billion. The Lennar corporate management team will manage the combined company going forward and we’re honored to invite Scott Stowell to join our Board of Directors, Scott being the Executive Chairman of CalAtlantic.

From a pro forma ownership standpoint, Lennar shareholders will own approximately 74% of pro forma company and CalAtlantic shareholders will own 26% of the combined company. From a timing standpoint, we expect the transaction to close sometime to late first quarter of 2018. The transaction is subject to customary closing conditions, SEC review, and shareholder approval. MatlinPatterson who owns 25% of the — of CalAtlantic has agreed to vote in favor of the deal and we have a voting agreement with MatlinPatterson.

Similarly, my good friend, Stuart Miller, the CEO of Lennar, and the Miller Family Trusts have agreed to vote their 41% voting interest in favor of the transaction. Now, that’s the background, but I’d really like to talk about the strategic rationale for this business combination.

First and foremost, it creates an enhanced platform that drives significant shareholder value. The transaction is accretive to pro forma 2018 EPS and significantly accretive to 2019 EPS. In addition to the core earnings contribution of the two companies as a standalone with active communities in hand, land in hand, the transaction creates significant SG&A synergies and direct cost savings that amount to $75 million in 2018 and $250 million in 2019.

The transaction is accretive to the tune of 50 cents a share in 2019. In addition to those synergies and cost savings, there will opportunities to drive both top line and bottom line earnings. These include production efficiencies, leveraging the Lennar technology platform and expanding our financial services operations to the CalAtlantic brand. This combination will create a best in class company with industry-leading margins and return profile. There’ll be top tier pro forma gross margins in 22 plus range which include the direct cost savings that I articulated before.

In addition, we’ll have best in class returns with pro forma adjusted ROE in excess of 15% which include those synergies. We will continue to have a strong balance sheet. Lennar is a balance sheet first company and we will have ample liquidity to operate this company. Our initial debt — net debt to cap will be approximately 45%. We will have over 1,300 active communities that are selling and producing cash and have all of the land in place for 2018, and this will generate significant ongoing cash flow that will allow us to quickly delever and seize the day.

We have a proven management team that has a successful track record of acquiring companies, diligencing companies, and integrating them into our operations. We’ve acquired Pacific Greystone in 1997. We had a combination with U.S. Homes in 2000. We had a combination with Newhall Land and Farming in 2004 and our recent combination with WCI in 2017. All four transactions were seamlessly integrated and exceeded expectations.

We have the management team in place that works together, understands the business, and get the job done. Recently, we did the WCI transaction as Stuart said, we’ve identified all of the issues upfront, we dealt with them accordingly, and we brought the company into our company seamlessly and produced profits exceeding what the underwriting was.

I’ll now move to page four of the slide presentation and talk about the strategic combination, creating a best in class home building platform. The combined company will be a top three home builder in 24 of the most attractive and fastest growing MSAs in the country, which will lead to large scale and great performance. This increased scale will drive a more efficient operation with direct cost savings in SG&A synergies totaling $250 million in 2019.

We did a deep dive into construction costs. As Stuart said earlier, we know these markets, we know these products, we know our trade partners. We did side by side comparisons with homes of various sizes often across the street from each. We’ve compared the CalAtlantic pricing, we’ve compared the Lennar pricing, and we did a line by line comparison on this deal.

Keep in mind that we’ve been doing due diligence on this opportunity since June 2017. We visited every community. We’ve looked at all of the numbers and we’re highly confident that we’ll be able to generate $165 million in direct cost savings and $85 million in SG&A savings, and Jon will walkthrough those later in the presentation. We did a very similar approach as to what we did in WCI and we will identify the communities to maximize the value of the underlying assets.

As I’ve said, there’ll be additional opportunities for production efficiencies and synergies by expanding our Lennar financial services platform to all of the CalAtlantic communities and there’ll be additional income streams through our technology partnerships and initiatives. Simply, what we’re trying to do is become the builder of choice in each one of our large market shares. This local market presence will reduce cycle time, increase inventory turns, give us better access to labor, all of which will increase return on equity.

The other thing to keep in mind with regard to this combination is we are acquiring operating communities with known absorption rates, known ASPs, Average Sales Prices, known margins, proven product, so quite simply there’s no guess work in this combination. We are — there are communities that are ready to go, that are being combined with great people on both sides of the table, building one company together seamlessly.

I’ll move to page five of the presentation, the combined company will have national and local market scale. Lennar will become the nation’s largest home builder with leading market positions and a best in class gross margins. But as we’ve said to you before, Lennar is not interested in just being the largest builder, we continue to have focuses on being the most profitable builder, and we will be the most profitable builder, because we have now 1,317 active communities located in MSAs where 50% of the population lives.

We’ll have the top three positions in 24 of the top 30 MSAs and we’ll have the number 1 position in 15 MSAs. On the latest 12-month basis, the company will have delivered 43,000 — over 43,000 deliveries which is 7% of the U.S. Home sales market. We’ll be able to maintain our industry leading gross margins of approximately 22% plus, and we’ll have a combined market cap of $18.5 billion.

On page six of the presentation gives you a snapshot of what the pro forma company looks like. We will have 24 top tier markets, which would be an increase of 50% from the Lennar standalone. Our equity market cap will go up to $18.5 billion which is 38% increase in market cap. Our home deliveries will be approximately 44,000 homes which is 50% increase from the standalone Lennar.

On the home sales revenue, combining our $10.6 billion with CalAtlantic’s $6.6 billion will combine to $17.2 billion of revenue or 62% from the standalone Lennar. Home sites will go from 176,000 to 243,000 and these—home sites are well-located communities, actively selling located in A plus areas. Our gross margins will continue at the 22% plus range. We’ll have a combined backlog of approximately $7.6 billion and our sales price in backlog will be approximately $430,000.

On the next slide of the presentation, page seven, you’ll see that this combination creates the nation’s largest home builder. When looking at latest 12-month sales revenue, we are combining the number 2 and number 4 builder in America to create the largest builder in the nation. Similarly from a market cap standpoint, we’re taking the number 3 builder and the number 6 builder, and becoming the number 1 builder. This strategic combination make sense.

On the next page of the presentation, page eight, you’ll see really what the net results of this combination and the net results is that it enhances our leading financial profile. You’ll see in the top when we’re looking at gross margin that we’ll be able to maintain our industry leading gross margins, and while CalAtlantic’s gross margins are slightly below, what Lennar’s are on a standalone given the cost savings associated with the combination we’ll be able to maintain the 22% plus gross margin.

Similarly, on a return on equity we’ll catapult to 15% plus return on equity. CalAtlantic’s 14.7% ROE combined with the synergies associated with the overall transaction will give us the leading ROE in the industry. On page nine, you’ll see what the geographic footprint is across the nation and there’s no question that we will have a solid presence in the west, central, southeast, and the eastern parts of United States. The map shows what the concentration is regionally.

In the west, we will be — on a latest 12-month basis, we will have delivered 7,726 homes with revenue of approximately $4.5 billion at an average sales price of $584,000, and we’ll have an inventory of about $5.2 billion, and you’ll see that the western markets are California, Oregon, and Washington.

In the central part of the United States, we will have deliveries of approximately 10,400 homes, sales revenue of approximate $3.6 billion with an average sales price of $345,000 and our inventory position will be approximately $2.7 billion. Those markets include Texas, Minnesota, Illinois, Indianapolis, and Tennessee, and CalAtlantic brings a new market to Lennar which is Indianapolis and a much stronger presence in Chicago.

From the southwest standpoint which includes Arizona, Nevada, Utah, and California we’ll have deliveries in the latest 12 months of 5,764 homes, home sales revenue of about $2.3 billion, and average selling price of $406,000, and inventory of $2.4 billion. And once again here, CalAtlantic brings a new market at Salt Lake City.

In the east, we will have markets of Florida and Georgia, South Carolina, North Carolina, Virginia, Maryland, Pennsylvania, and New Jersey, and those markets will have had deliveries on a combined basis of 19,779 homes, sales revenue of approximately $6.8 billion, and average sales price of $342,000, and an inventory position of $6.8 billion. And the solid contribution from CalAtlantic in the northeast will be a great addition to the Lennar portfolio.

On page 10, you can see the market positions that we were talking about earlier in the presentation, and you can see that we will be doubling our top three positions. We will have number 1 positions in Phoenix, Orlando, Charlotte, Miami, Denver, Tampa Bay, Riverside, Los Angeles, Las Vegas, Raleigh, San Francisco, Minneapolis, Sarasota, and Sacramento, and Charleston. And we’ll have top three positions in Dallas, Houston, Atlanta, Austin, Washington D.C., Jacksonville, Philadelphia, Chicago, Portland, and Indianapolis.

There’s no question that this national scale with large concentrations in these local markets will drive significant shareholder value, and with that, I’d like to turn it over to Jon Jaffe to walkthrough product and other various synergies.

Jon Jaffe:	Thank you, Rick, and I want to add my welcome to the CalAtlantic team. I have known them very well for many, many years and I’m really looking forward to working together.

As we move on to slide 11 of the presentation, as has been discussed, both companies build in the three major products segments and first time, move up, and active adult homes. The products and price points of these two companies are very similar and are very compatible and create a comfort zone for us to operate in. As we’ve described, we’re not reaching out into new markets or products, so we know what we’re doing here.

Coming into the combination, Lennar has a lower average sales price of $376,000 and CalAtlantic of $444,000. This historically has been driven by Lennar geographic mix being weighted towards some lower price point markets of Florida and Texas, and CalAtlantic has a higher concentration to west, particularly in California. Additionally, CalAtlantic’s design center program lead to increased average sales price for their product offering.

As currently configured though on a market by market basis, CalAtlantic has higher average sales price in 65% of the same markets, and Lennar has a higher average sales price in 35% of the markets. So you can see that is a very compatible product offering. If you move to slide 12 as we’ve discussed throughout the call, the opportunity for synergies in this transaction leads to a meaningful accretion opportunity for the combined company.

Our overall company size and local customer concentration is going to add significant benefits through the efficiencies for purchasing for labor and for overhead allocation for the greater number of deliveries. Lennar’s senior management will work closely with CalAtlantic’s senior management to quickly identify the opportunities to remove duplication of two public companies, and most importantly to identify the best talent and divisional operations to create efficiencies out in the field.

We’re excited by the great talent in both organizations, combined with exceptional land assets that create the opportunity to build the best in class home building company.

In addition to the focus on the SG&A efficiencies and those related synergies, there are significant opportunities for direct construction cost savings. We have a real progress at Lennar in becoming the builder of choice with trade partners. We will leverage this with the additional volume and the created purchasing power from that volume, and we’ll immediately meet with our existing national supplier manufacturing partners, which number over 70 companies to lay out a path forward.

Consistent with Lennar’s combination with WCI and Stand Pacific with Ryland we’ll identify the best-selling, lowest cost plans to implement on a market by market basis. We’ll work closely with the local trade partner base to enable greater efficiencies to increase production. This local scale will only enhance our builder of choice position with these trade partners giving us a strategic advantage in the current labor constrained market.

So move on slide 13, we’ll discuss some of the other initiatives in place that we’ll add to these synergies. As Lennar has discussed on prior earning calls, we’ve focused significantly on our digital marketing efforts. In our third quarter, we stated that we generated over 115,000 digital marketing leads in just that quarter, and that led to an advertising spend of only 40 basis points.

For example, if you look at a market like Tampa, we have 7,000 digital marketing leads in the third quarter. This positions us where the incremental spend for the increased volume in that market is going to be insignificant as the current leads that we generate will cover that additional volume to produce the sales that we need. Our dynamic and pricing model which is just in its initial phase of implementation is already leading to reduce the inventory and lower initiative — lower incentive, I’m sorry.

This reduces our field cost and it evens out our deliveries providing for better margins enhancing our position with our local trade base, once again enhancing that builder of choice status. We are very focused on innovating tools that will allow our division management to operate with real time data to run their business. Our business intelligence focus by our IT team is first and foremost as we move forward to creating more and more efficiencies and running our business.

We recently introduced the world’s first Wi-Fi CERTIFIED home as the leading component to our connected home strategy, which we believe leads the industry in a product offering that gives the new home an advantage over the existing home who’s our biggest competitor. We believe this effort of focusing on technology and innovation, and particularly the digitizing of the home building industry is just at its beginning stages.

We’re very focused on it, we’re very focused on the marketing, and our operational metrics and on supply chain to drive these advantages. We believe that this focus is building a better mousetrap and the combined scale of the combined companies will enhance our efforts with these positions.

Moving on to slide 14. As you know, Lennar has been very focused on our soft pivot of land strategy. As we move to this part of the market, we’ve been focusing on bringing down our year supply of land by acquiring land in core market locations with shorter build out durations. This combination dovetails perfectly with that strategy. By acquiring CalAtlantic’s land position, we’re actually acquiring mostly active communities again, in markets that we know with products that we know well, and communities that are positioned to come online shortly in the next two years.

This positions us in these markets where we feel that we are very much in our comfort zone, not stretching into new markets, not stretching into new products, not creating any additional risks, and this will allow us to leverage synergies throughout our program from our sales and marketing efforts, overhead efforts, and construction cost efforts. With that I’d like to turn it over to Bruce, to conclude the presentation.

Bruce Gross:	Thanks, Jon. I’m going to be starting with slide 15 and talking about our balance sheet. As we’re saying here, our credit profile is very strong and we’re committed to delevering. We are going to have ample liquidity with this transaction. We’re very well-positioned for this combination as we have $1.6 billion committed revolving credit facility with no outstanding borrowings last quarter and non-affected for our fiscal year-end coming up at the end of November.

We do intent to assume CalAtlantic’s existing debt which is expected to be a credit positive for the CalAtlantic bond holders. We intend to access the debt markets for cash required to close the transaction and despite an initial uptake in leverage, Lennar is committed to delevering through significant cash flow generation. This cash flow generation starts with strong expected earnings, and is augmented with the strategies that you’ve heard earlier with the careful management of our land spend with the continuation of our soft pivot strategy.

Our first priority with our cash generation is to pay down debt and beyond that going forward as earnings grow, we will have the opportunity to use some of the earnings buying shares as well. Below are some key pro forma balance sheet numbers and this is for the last reported period for both Lennar and CalAtlantic. We do expect our numbers to improve. We always have better credit metrics as we get to the final part of our fiscal year.

A couple of points I might highlight here. The pro forma share count should be approximate 325 million shares and the goodwill is a preliminary estimate which will change depending on the closing date of the transaction and the pro forma number is $2.9 billion. The pro forma credit metrics are as of the last reported period and, again, we expect these to improve a little bit. The pro forma homebuilding debt to total capital at the end of the year should be about 45%. There’s approximately 84 million new shares that would be issued in the transaction.

And turning to the next page, slide number 16, we have laid out a progress roadmap on this slide, because we’re intending to provide regular communication updates for the timeline below. Starting right after this announcement until the closing, which is expected around the end of our first quarter in February, we’re going to give some guidance on synergies and gross margin expectations as we did this morning.

We’ve highlighted we’ll access the capital markets for the cash required to close the transaction. And we did last year with WCI we are going to start integrating the two companies and working on the plan before the closing so we’re well-positioned as we close the transaction to move forward the best that we can.

As we go forward, with each following quarter, we will provide detailed guidance as noted on the timeline on the slide. It will include detailed purchase accounting guidance to help everybody that’s trying to model the transaction going forward, and we’ll provide updated guidance on a regular basis with synergies, gross margin expectations, and earnings per share.

We will do that for the next few quarters and earlier than normal we will provide initial fiscal year 2019 guidance with our third quarter earnings call approximately in September of this year and we’ll discuss some of the key operating and financial metrics, community openings, deliveries, orders, gross margin, et cetera for the following year. We will have full transparency as we go for this integration.

So with that, let me open it up for questions.

Coordinator:	Thank you. We will now begin the question and answer session. Participants, if you would like to ask a question, you may press star, followed by the number 1. Kindly unmute your phone and record your name clearly when prompted. Your name is required to introduce your question. And to cancel your request you may press star followed by the number 2. One moment while we wait for the first question.

Our first question will be from the line of Stephen Kim of Evercore ISI. Sir, your line is now open.

Stephen Kim:	Thank you very much, guys. Congratulations on the deal, exciting stuff. I want to ask — I guess, my first question related to the Everything’s Included manner of construction which is, you know, such an integral part of Lennar’s go to market strategy. I was curious if you could talk about what your expectation are, your intentions are for continuing that to be a hallmark of the product that the combined company produces, and the mechanism by which you would proliferate that across the CalAtlantic portfolio.

Richard Beckwitt:	So Steve, this is Rick. I think you’ll see a similar approach as to what we did in the WCI combination. You will see that we will look at the communities and we’ve looked at them all across the United States. We will make determinations as to which communities make sense to keep a design center focus, and we’ll also identify those communities which make better sets for us to continue with our EI program.

We do know that coming into this from the fundamental standpoint that EI – under an EI program, we build things more efficiently, our cost are much lower, our inventory and cycle times are faster. And as a result, the margins are better. With that being said, there will be some communities given the fact that their higher price points where you can push up with some selective options will run a modified design center approach.

As we sit today, you know, there will be active communities where we’ll continue on with the program that’s in those communities, but we will make a targeted deep dive into where we can maximize the value of the underlying asset.

Stephen Kim:	Great. No, that’s very helpful. Switching gears, it seems clear that with this deal, you think that there are some advantages to scale, obviously. Historically, home building is a business where the economy of scale have been a little bit illusive and investors traditionally have not been convinced that these economy of scale exist much beyond the local markets.

Now, I know you are becoming very large within — into the local market, but it seems that there’s also some talk and some discussion here about the benefits of economies or economies of scale that apply more broadly and nationally, you talked about technology and so forth. I was curious if you could talk about what you think the economy of scale are emerging beyond the local market, and to what degree technology is factoring into your assessment of the opportunities for a margin expansion at the acquired asset?

Stuart Miller:	Okay, that’s an interesting way to pose the question. Let me this, Steve, this is Stuart, that scale is exactly — is a very important part of this transaction, and there are various types of scale to think about. This transaction is first and foremost about concentrated scale.

The compatibility of these two companies and the strategic combination is all of the markets that we know, all of the product that we know, and have in our arsenal, and we have seen repeatedly over the years that where we have scale and concentration in local markets, we can garner efficiencies through a combination of the products that we’re familiar with and Everything’s Included operating strategy, we’re able to drive cost down or at least hold them at bay, and improve margins.

And this combination enables both sides of the equation to do that which we might not be able to do individually through concentrated scale at a local level. So that’s the beginning part and it’s through that concentrated scale at a local level that we drive the lion’s share of our synergies.

With that said, there is that overlay that you are hinting at and asking about, and the overlay of a more national scale, the scale of getting to a volume that enables us to leverage some of our more national initiatives. You’ve heard us talk about digital marketing. You’ve heard us talk about our dynamic pricing mechanism, you’ve heard us talk about technologies in the home from Wi-Fi certification to home automation and other things that we’re working on behind the scenes as well as some of our technology investments that you’ve looked at whether it’s Opendoor or other things that we think are important overlays.

I don’t want to get carried away with things that might be considered a shiny object that people are chasing and are unproven. This transaction is about the tangibles, the things at the local level, the things in financial services that we can show you we will actually be able to leverage and you will see us execute on those strategies.

But at the same time the overlay of the more national scale that we’ll be achieving enhances our ability to leverage efficiencies in the way that our SG&A is configured, and the way that we run our business, but also to better roll out some of the technologies that we have uniquely been working on across a very broad spectrum. And so I think there are two concepts of scale, one is more proven, that’s the local level, one is to be proven, that’s the national level, and we’re very excited about both of them.

Richard Beckwitt:	And I’ll just add one thing, Steve, you know, it should be know no surprise that the more you buy, the less you pay. And whether that’s on a local market, whether it’s on national market, volume purchasing does matter. And we were able to — with our new partner, CalAtlantic, to look at what we were purchasing product for, what we were paying for labor for, all of those types of things, and this is not something that we don’t know the answer to. This is something that there’s clear evidence in the existing purchasing.

Stuart Miller:	You know, let me just add to this and put this in perspective. Understand that this is a level of scale that is not foreign to us. With this combination, we are just starting to approach the levels of volume that we were at prior to the downturn. Our management team has operated at this level before and we’re getting back to the same level of operation with this transaction.

We have seen these scale efficiencies operate and we’re prepared to engage them. We’re a better run, more efficiently operated program today at this level of operation, but we’ve been here before, we know what we’re doing, and we’ll be able to execute comfortably.

Coordinator:	Thank you. Our next question will be from the line Ivy Zelman of Zelman & Associates. Ma’am, your line is now open.

Ivy Zelman:	Okay, thanks. Two questions, I guess, the first question, Stuart, would be related to, I guess, the pivot to more asset-light. I think the investment community has awarded the companies that are moving to a more asset-light through off balance sheet financing of their land a higher multiple. And I think if I heard Jon correctly, he’s implying that really the amount of your — of land will be not really changing, given the amount that’s in work in progress or communities that should be build out through the next two years.

So, I guess, some people are looking at this as you’re doubling down when we’re kind of getting, maybe, later in the cycle, so I want to get your perspective there and then a follow up.

Stuart Miller:	Okay, look, you know, Ivy, we have articulated that we are optimistic about market conditions. I have talked endlessly about the production deficit that has existed not through quarters but through years in this country. We are starting to see an enabled home buyer. A home buyer that is witnessing wage growth and mortgage market that is accepting of homebuyers coming back to market. And, somehow the production deficit that has given rise to supply shortages as the market does come back to household formation is starting to reveal itself and I think is going to continue to do so.

I think that there’s runway. I’ve said this before, runway in this recovery and we are about seizing opportunity where we see the richest opportunity to develop shareholder value. We’ve been talking about building a better mousetrap, building excellence in operation. Our management team has been focused on how we run this business, how we run it more efficiently and effectively. We’ve been talking about SG&A leveraging our volume as we’ve been building better programs and more efficiencies.

This is a transaction about seizing the opportunity to grow a platform to leverage the initiatives that we have in place. And as you’ve seen with us, as we came out of the downturn where land was inexpensive, we use our balance sheet and we spoke boldly about where we thought market direction was going. I think that you’re seeing here we are speaking boldly again saying that we can use our balance sheet to grow a platform that we have a great deal of confidence and the efficiencies we can bring to the table, and perhaps some of the technologies that we can use to augment that.

We think that we are using assets very effectively and while we recognize that some of the industry are going in a different direction, this is our strategy and we’re very excited about it.

Ivy Zelman:	Great.

Jon Jaffe:	Ivy, this is Jon, I would add we’re not doubling down at all, we’re not going out and acquiring long land positions in addition to our current positions. We’re buying positions that are going to absorb in the current market at the same time and pace that our active communities are absorbing. So it’s not a risk from a land acquisition standpoint, these are known active communities, known absorption rates in the short-term, they’re not long-term assets.

Ivy Zelman:	Great. Thank you.

Stuart Miller:	And just jumping on that point, I think that you’ll see our balance sheet very quickly start coming down to a much more asset-light level as these absorptions reveal themselves.

Ivy Zelman:	Terrific, thanks guys. One other question, you know, given the scale that you’re obviously going to benefit from with the combination. You know, is there an opportunity to think about backward integration. I think today NVR is, I think, the only company in the industry that has, you know, significant exposure via their fixed investment in plants, and their automation that’s enabling them to secure, you know, the overall deliveries and do so more efficiently or — would this enable you to consider that maybe before where your scale wasn’t significant enough.

Richard Beckwitt:	Ivy, you know, that’s a great question. It’s something that Jon and I have been spending a lot of time on over the last several months. There’s no question that the scale that we’ll have in some of our markets will make doing some of that lower level integration manufacturing assembly really, really pencil out and I think it’s too soon to get out in front of us. I think it’s a great question. You’re always thinking about the right thing, but I would say stay tuned at this point.

Stuart Miller:	Jon, do you want to add to that?

Jon Jaffe:	I would echo what Rick is saying. It definitely opens the door of the local scale to look at a market like Florida, Ivy, will me almost, you know, 15,000, deliveries in Florida. That definitely creates opportunity to explore where there are cost savings and efficiencies from doing that and we’re really excited because we’ve got strong leadership in that area. Paul Dodge who’s an industry veteran on this has on both sides of the equation, both the builder and the supplier, Kemp Gillis who’s been through both the Pulte-Centex combination and the Stan Pac-Ryland combination.

We really have the resources to be able to, I think, apply the right kind of thinking to see where that make sense and take advantage of that opportunity.

Coordinator:	Thank you. Our next question will be from the line of Mike Rehaut of JPMC. Sir, your line is now open.

Mike Rehaut:	Thanks. Good morning, everyone and congrats on the transaction. You know, first question I was curious, you know, you mentioned that, you know, you’ve been working extensively on a due diligence basis since June, and I would assume one the items that, you know, as you look at market by market, position by position, and also evaluate, you know, the leadership teams on a local market level, one of the issues, I think, that came up with CalAtlantic and the Ryland-Stan Pac combination were — was that there were perhaps for six to 12 months even — six to 12 months even some disruptions as those, you know, leadership teams were synthesized so to speak.

I was curious if that’s part of, you know, your initial steps to due diligence, and what steps you might be taking now as its — the merger has been announced to try and prevent any, you know, shorter term disruptions from a, you know, sales and operational standpoint.

Richard Beckwitt:	This is Rick. There’s no question that people are — get somewhat distracted when you see an announcement like this. With that said, we have been and will be working with Scott and Larry to talk about the management team moving forward. We had — as I’ve said earlier, we’ve been looking at this opportunities since the beginning of June really going back to the beginning of the year, and have given a lot of thought to how this thing should operate as a combined company.

There’s tremendous amount of talent on both sides of the companies and our job, which we’ve done four times in prior public combinations is to identify the best talent and move forward with the right program, and integrate it properly. And, you know, we have — you know, since this is a public transaction, we have a fair amount of time, you know, given the fact that we need to go through an SEC review, a shareholder vote to really identify things moving forward.

And we are a company of integrity. We treat people with great respect. We honor all of the associates and we will do the right thing and pick the right people.

Mike Rehaut:	I appreciate that and I guess, you know, I was just curious on that front though if there is any thought to perhaps accelerated, you know, decision making or, you know, to prevent any, you know, again shorter term disruption which can sometimes, you know, result in some, you know, gaps in orders in certain regions.

But the second and if you have any additional comments too, that would be great. The second question, you know, Stuart, you’ve mentioned before, you know, the well-publicized 7% to 10% soft pivot, you know, with the — with this combination and given, you know, the added land position, obviously, doesn’t change too much on a year supply basis, does that change the calculus at all to perhaps in the short-term, perhaps provide a bias to accelerate, you know, that growth and, you know, try and reposition what you’ve now — in, you know, acquiring to be a little bit more, you know, streamline that balance sheet a little bit more over the next two to three years and, you know, as a result, you know, maybe see some upside to that 7% to 10% or, you know, how do you think about that strategically?

Stuart Miller:	So, you know, I think the mass is going to play out that 7% to 10%, you know, as you start looking quarter over quarter once this combination comes together. It’s, you know, going to be a different level. I guess, the way to think about it right now, Mike, is to think that we’re focused on a very measured approach to organic growth. We are not looking to accelerate but to really carefully measure our land acquisition strategy, replace communities as they come to grow organically in a very modest way recognizing that land positions are hard to come by.

CalAtlantic is a composition of terrific land assets, terrific communities, terrific product, terrific people that are in place in a constrained land and people market. This is a decided advantage. It gives us the opportunity to work together as we fold two companies together strategically to really figure out how the fit works and to maintain our measured approach. With that said, embedded in this transaction is the opportunity to generate a tremendous amount of cash flow just through the earnings in place, the synergies that we can bring to the table.

And because of the strong land position that we believe was really positioning this company to report the program quite well in 2018 with a measured growth program that’s going to reflect very strongly on our balance sheet and position us very well for the future. As far as the people side of the equation is concerned, we feel very comfortable that the leadership team at CalAtlantic and the leadership team at Lennar will work quite well with people across the platform to maintain focus, to keep driving the programs forward as we go through the transition period. There’s a world of opportunity for people in this transaction and we really look forward to all of us getting to know each other well and figuring out how to best manage this program.

So, you know, all — you know, I’ve said it before, watch us execute. We can talk about a lot of hypotheticals right now, but the reality is going to be over the next couple of months, you’re going to see a lot of definition brought to the market. A lot of guidance given and you’ll see us execute as we go forward.

Coordinator:	Thank you. Our next question will be from the line of Stephen East of Wells Fargo. Sir, your line is now open.

Stephen East:	Thank you. Congratulations, guys. Bruce, you’ve talked about the free cash flow and you could quickly delever, could you give us some magnitudes to what you all are expecting in 2018 and 2019, and then based on what Stuart just said about the land spend, what you all are thinking, initially, on land spend?

Bruce Gross:	Sure. Let me take the free cash flow and what I’m going to do is I’m going to give the first year of operations of 2019, because you don’t know exactly when the deal will close. For the first full year of 2019, we expect to have at least $1 billion of cash flow from home building operations and growing from there.

Stephen East:	Got you. Okay.

Stuart Miller:	So Steve that’s a short answer, but as a senior citizen now since I’ve turned 60, I feel that I can express myself and say that there is a little bit of management disagreement here. I think that there is a lot more to be seen and we’ll give further guidance as we define this. But we think that there’s a lot of cash flow in this field.

Stephen East:	Okay. All right, I appreciate that, Stuart. You know, as you look at the two mixes, you all have been moving a bit more toward entry level. I think CalAtlantic was a bit further behind but this definitely shifts you back a bit toward move up, could you just talk about your thoughts between entry level and move up and that pivot? And then I know it might be odd, but are there any markets where you think you might have too much concentration?

Richard Beckwitt:	Well, let’s take the latter thing first. You know, we don’t think that we have too much concentration in any of these markets. We’ve looked at this from a ground up, roll up of communities, and we couldn’t be more pleased with the market presence that we have in each one of these MSAs. The markets that we have, a larger concentration, they’re good, solid, leading markets where quite frankly, we wish we could grow them and we wish we had a bigger presence. And, you know, so it’s very powerful, and that creates the opportunity of scale and cost savings, and synergies that we were talking about.

You know, from a price point standpoint, you’re right, we have said that we focused as a company to move down into some lower entry level price points. That hasn’t change, it won’t change. But if you look at what the CalAtlantic organization brand brings to us, it brings some very attractive communities across the United States at a slightly higher price point, but not in all markets. Some other markets are lower price points than ours and the blend of the two companies’ brands, and price points, and communities is powerful.

So we’re very pleased with this. We think it complements the overall portfolio and we’re excited to expand this and produce the bottom line results.

Jon Jaffe:	Steve, this is Jon. I would add to what Rick said. As I’ve said in my opening comments, we’re in 31 markets where we both have product offerings and 11 of those 31, Lennar has an — a higher average sales price. And if you look to a market like Houston, which is the largest market, and will continue to be the largest market for us, that’s an example where Lennar has a higher price points. So it’s really much more of a blend than you think market by market. It has much more to do with the mix as I’ve said where CalAtlantic has a higher concentration in the west, particularly California that skews their ASP higher.

Coordinator:	Thank you. Our next question will be from the line of John Lovallo of Bank of America. Sir, your line is now open.

John Lovallo:	Hi, guys. Thank you for taking my questions. The first one is, you know, in your diligence process, have you guys identified any markets, you know, on a combined basis might not make sense to be in anymore? I mean, can we expect you guys exiting any markets?

Richard Beckwitt:	So this is Rick. There’s no market that we would consider leaving at this point. We think that all of these markets provide viable upside and, you know, the markets that CalAtlantic brings to the table where we had no presence like Indianapolis, Salt Lake City were markets that we were targeting but couldn’t really figure out the right way to get into them and CalAtlantic brings a great position with tremendous management, and provides us immediate operation.

In addition to that, their operation in Chicago, has a much better presence than what we were able to achieve and we look forward to becoming a — having a bigger presence in Chicago now.

John Lovallo:	Okay, that’s helpful.

Jon Jaffe:	The only market, this is Jon, that, you know, we’re in the CalAtlantic is not — are really Reno and Portland and those are markets that we’re very excited about, we have great positions, and no expectation to be leaving those markets.

John Lovallo:	Okay, great, and then as a follow up, you know, the given the amount of management effort that this will take likely, does this change the timing of other strategic actions such as, you know, your plans for Rialto?

Stuart Miller:	I would say that it really doesn’t change our timing, our focus has been on reversion back to our homebuilding core. We continue to focus on that. There’s some — there nothing in this transaction that requires us to accelerate any of the programs that we’re already looking at. I’ve said in prior calls that we continue to be focused on looking at how we properly position each of our ancillary businesses. We will continue to do that.

And, you know, this is a transaction that will require tremendous amount of management focus. But keep in mind that in — within the Lennar environment. We have a very, very deep bench, and have demonstrated the ability to do multiple tasks at the same time.

So while this will require a lot of management focus, we have that deep bench that’s able to continue to focus on the ancillaries and to properly position them to ultimately be positioned where they ought to be. Leave it at that. Let’s take our last question.

Coordinator:	Thank you. Our last question will be from the line of Jack Micenko of SIG. Sir, you line is now open.

Jack Micenko:	Hi. Thanks for fitting me in. Bruce, you talked about additional opportunities, product efficiencies, et cetera. Should we think about those coming beyond 2019 or is that something that’s going to be sort of running in more of a parallel path that could drive upside to some of the numbers you’ve laid out in the slide deck today?

Stuart Miller:	Jon, why don’t you take that call or question?

Jon Jaffe:	Sure. I think as we’ve said our initiatives, such as digital marketing are well-proven at Lennar, and more mature, and we think that those will lead to results that you would see in 2019. Initiatives, like our dynamic pricing is more than its initial phase and I think you would see — we’ll see some benefit in 2019 that’s probably much more robust benefit in 2020.

So as we’ve laid out in our synergy analysis, most of the benefit that you’ll see in 2019 really come from the straight forward efficiencies of overhead reduction over volume, and through the scale being able to purchase better both at the national and local level.

Richard Beckwitt:	I guess, the other think, this is Rick, you know, we’ve talked about production efficiencies and what that really means is if you can build homes faster, you make more money. And the other thing we haven’t really dove into yet is what type of value engineering can we do to the home plans to make them in and of themselves more profitable.

We just look at what cost savings there could be by comparing trade cost, manufacturing cost, but there’s no question that by identifying a plan universe on both sides of the equation that produce the home at the best cost that you can sell at the highest price will drive increased value and that’s not in the numbers.

Jack Micenko:	Okay, and then you call that $2.9 billion a goodwill, I can certainly see a billion, can you help us what makes up the balance on that — the 2.9?

Bruce Gross:	So the balance of the 2.9 is just working through the math on the transaction and I could walk through that with you after the call, just going through the shares that we’re issuing at the price relative to the book value of the company.

Stuart Miller:	Okay. So let’s leave it there. As I’ve noted, we’re very enthusiastic about this combination. We think that there a lot of opportunities for our management team to be able to execute, and to bring synergies and bottom line to the table. This deal is all about creating shareholder value across the board and we look forward to proving out its virtues as we go forward. We’ll communicate in the future. Thank you for joining today.

Coordinator:	Thank you, speakers, and that conclude today’s conference. Thank you for joining, everyone. You may now disconnect.

END

Forward Looking Statements

Some of the statements in this communication are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the expected time of the completion of the transaction. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Lennar Corporation (the “Company”) and CalAtlantic Group, Inc. (“CalAtlantic”) operate and beliefs of and assumptions made by the Company’s and CalAtlantic’s management, involve uncertainties that could significantly affect the financial results of the Company or CalAtlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger between the Company and CalAtlantic, including future financial and operating results, the attractiveness of the value to be received by CalAtlantic stockholders, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to expected synergies, improved market positioning and ongoing business strategies—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the Company’s and CalAtlantic’s ability to obtain requisite approval from their respective stockholders; (ii) the Company’s and CalAtlantic’s ability to satisfy the conditions to closing of the merger; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (iv) availability of financing and capital; (v) failure to realize the benefits expected from the proposed acquisition; (vi) the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; (vii) failure to promptly and effectively integrate the acquisition; (viii) other risks related to the completion of the merger and actions related thereto; and (ix) the risks detailed in the Company’s and CalAtlantic’s filings with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2016, CalAtlantic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and their respective most recent Quarterly Reports on Form 10-Q. There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized. It is not possible for the management of either company to predict all the possible risks that could affect it or to assess the impact of all possible risks on the two companies’ businesses. Forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

Additional Information About the Proposed Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and CalAtlantic that also constitutes a prospectus of the Company, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company and CalAtlantic stockholders when it becomes available. The Company and CalAtlantic also plan to file other relevant documents with the SEC regarding the merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.lennar.com or by contacting Allison Bober, Investor Relations at (305) 485-2038.

Certain Information Regarding Participants in the Solicitation

The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on March 7, 2017 in connection with its 2017 annual meeting of stockholders and in Form 4s of the Company’s directors and executive officers filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from the SEC at the SEC’s website or from the Company using the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.